EXHIBIT 16.1




December 4, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We  have  read  Item  4  of  Form  8-K  dated  December  2, 2003 of Clean Diesel
Technologies, Inc. and are in agreement with the statements contained in paragraphs two and three on pages 1 and 2 therein. We are also in agreement with the information in paragraph one of Item 4 relating to the effective date of the Registrant's dismissal of Ernst & Young LLP, as noted in correspondence received from the Registrant's CFO, dated November 26, 2003. We have no basis to agree or disagree with other statements, including other information in paragraph one not addressed above, of the registrant contained therein.



                                                /s/ Ernst & Young LLP


Stamford, Connecticut


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